

GREAT QUEST
METALS LTD.

May 30, 2005


05008669

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on May 30, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure



GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

May 30, 2005
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Announces Significant Results From Two More Holes On Djambaye 2 Gold Zone

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is very pleased to announce the results of assays on samples from the third and fourth diamond drill holes, KN 05-05 and KN 06-05, on the Djambaye 2 gold zone in the Kenieba concession in western Mali, West Africa. Below are the sample results:

Drill Hole	Interval (metres)	Width (metres)	Gold (grams per tonne)
KN 05-05	57.55 – 68.10	10.55	1.90
Including	57.55 – 58.55	1.00	5.85
And	66.10 – 67.10	1.00	4.36
KN 06-05	30.91 – 32.00	1.10	4.09
KN 06-05	36.10 – 37.00	0.90	2.98
KN 06-05	45.25 – 49.70	4.45	9.82
Including	45.25 – 46.30	1.05	18.02
And	47.30 – 48.30	1.00	19.35

KN 05-05 was spotted 25 m east of KN 03-05 and drilled at -50° to the west, under KN 03-05. The objective of this drill hole was to confirm the dip of the zone which is 74° to the east and to test for the continuity of gold mineralization. KN 03-05 intersected 2.60 m of 2.53 g/t gold at a depth of 22.3 m whereas KN 05-05 intersected 10.55 m of 1.90 g/t gold at a depth of 43.5 m. This shows that the zone is widening with depth here.

KN 06-05 was located 145 m north of the first three holes and was drilled at an angle of -50° to the northwest (315°). The next drill hole, DDH KN 07-05, is located 27 m southeast of KN 07-05 and drilled at -50 under it. In KN 06-05, little core was recovered between 38.55 and 42.25 m.

The drill core samples were submitted to Abilab Afrique d'l'Ouest SARL (Abilab) which is located in Bamako, Mali. Most of the samples were assayed by means of fire assay with atomic absorption finish. Where visible gold was seen, the assays were completed through pulp metallic sieve analysis which is a more thorough method that helps to reduce the problems associated with the nugget effect of coarse gold. Marvin Mitchell, P.Eng, the Qualified Person pursuant to NI 43-101 on the project, has approved of the contents of this news release.

ON BEHALF OF THE BOARD OF DIRECTORS

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E